ONDAS HOLDINGS INC.

165 Gibraltar Court

Sunnyvale, California 94089

May 29, 2019

VIA EDGAR

Susan Block

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ondas Holdings Inc.’s Request for Withdrawal of Amendment No. 1 to Form S-1 Registration Statement, Filed on May 24, 2019

Dear Ms. Block:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Ondas Holdings Inc. (the “Registrant”) hereby respectfully requests the withdrawal, effectively immediately, of the Registrant’s Amendment No. 1 to Form S-1, together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 24, 2019 (the “Amendment”).

The Amendment was intended to amend the Registration Statement on Form S-1 (Registration No. 333-230855) (the “Original Registration Statement”). The Registrant’s financial printer transmitted the Amendment, which was accepted by the Commission, with the incorrect registration number (Registration No. 333-205271).

The Registrant confirms that the incorrectly filed Amendment has not been declared effective and that no securities have been sold pursuant to it. Accordingly, the Registrant requests that the Commission withdraw the Amendment as soon as possible.

The Registrant intends to re-file an Amendment No. 1 to Form S-1 amending the Original Registration Statement with the Commission under the correct registration number later today.

Please contact Michael Francis of Akerman LLP, counsel to the Registrant, at (305) 982-5581 with any questions.

Respectfully,

Ondas Holdings Inc.

By:	/s/ Eric Brock
Eric A. Brock Chief Executive Officer